Fasken Martineau DuMoulin LLP

Barristers and Solicitors

Patent and Trade-mark Agents

66 Wellington Street West

Suite 4200, Toronto Dominion Bank Tower

Box 20, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone

416 364 7813 Facsimile

www.fasken.com

Bozidar Crnatovic

Direct: 416-868-3477

bcrnatovic@fasken.com

January 14, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attention:    H. Roger Schwall

Re:	Golden Star Resources Ltd.
Registration Statement on Form S-3
Filed November 28, 2008
File No. 333-155767
Proposed Response to Comment Letter dated December 22, 2008

Dear Mr. Schwall:

We are writing to you in response to your comment letter dated December 22, 2008 concerning the above-referenced filing made by our client Golden Star Resources Ltd. (the “Corporation”) with the Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities Act of 1933, as amended.

In response to your comment number 2 (on page 2 of your letter), we propose to amend the last paragraph of our opinion so that it reads as follows:

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act, and the rules and regulations thereunder. This opinion is being delivered in connection with the filing of the Registration Statement described herein and must not be relied upon in connection with any other matter or transaction, including any specific offering of securities of the Corporation, without our prior written consent, or quoted from or referred to in any other documents or furnished (either in its original form or by copy) to any other party.

A blacklined draft of the revised opinion is enclosed with this letter.

We trust that the foregoing is satisfactory. If you have any questions, please contact the undersigned at the phone number or e-mail address given above.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

“Bozidar Crnatovic”

bc/BC

Fasken Martineau DuMoulin LLP

Barristers and Solicitors

Patent and Trade-mark Agents

66 Wellington Street West

Suite 4200, Toronto Dominion Bank Tower

Box 20, Toronto-Dominion Centre

Toronto, Ontario, Canada M5K 1N6

416 366 8381 Telephone

416 364 7813 Facsimile

www.fasken.com

~~November 26, 2008~~

January     , 2009

Board of Directors

Golden Star Resources Ltd.

10901 West Toller Drive

Suite 300

Littleton, Colorado

80127-6312

Dear Sirs:

Re:    Golden Star Resources Ltd.

We have acted as Canadian counsel to Golden Star Resources Ltd. (the “Corporation”), a corporation incorporated under the federal laws of Canada, with respect to certain legal matters relating to the registration of up to US$300,000,000 of securities of the Corporation pursuant to a preliminary Registration Statement on Form S-3 dated November 26, 2008 (the “Registration Statement”) filed by the Corporation with the Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities Act of 1933, as amended (the “1933 Act”), which securities may consist of common shares (“Common Shares”), preferred shares (“Preferred Shares”), warrants (“Warrants”) or convertible debt securities (“Convertible Debt Securities”) or any combination of such securities. The Common Shares, Preferred Shares, Warrants and Convertible Debt Securities issuable under the Registration Statement are hereinafter collectively referred to as the “Securities”. The Securities will be offered in amounts, at prices, and on terms to be set out in supplements (each a “Prospectus Supplement”) to the prospectus contained in the Registration Statement, to be duly filed by the Corporation with the SEC pursuant to the 1933 Act.

We understand, and are assuming for the purposes hereof, that (i) each class or series of Convertible Debt Securities will be issued pursuant to an indenture, together with, if necessary, one or more supplemental indentures thereto, to be made between the Corporation and one or more indenture trustees (each, together with any supplemental indentures thereto, an “Indenture”), and that each such Indenture will set out all of the required attributes of such class or series of Convertible Debt Securities and will contain the form of certificate representing the class or series of Convertible Debt Securities (each a “Convertible Debt Security Certificate”), and (ii) each class or series of Warrants will be issued pursuant to a warrant agreement to be made between the Corporation and one or more warrant agents (each, a “Warrant Agreement”), and that each such Warrant Agreement will set out all of the required attributes of such class or series of Warrants and will contain the form of certificate representing the class or series of Warrants (each a “Warrant Certificate”).

Examinations

In rendering the opinions below, we have examined and relied upon:

(a)	the Registration Statement;

(b)	a certificate (the “Corporation Certificate”) of an officer of the Corporation dated the date hereof certifying certain matters including, among other things:

(i)	the articles of the Corporation (the “Articles”);

(ii)	the by-laws of the Corporation (the “By-Laws”); and

(iii)	certain factual matters; and

(c)	a certificate of compliance (the “Certificate of Compliance”) dated the date hereof issued pursuant to the Canada Business Corporations Act relating to the Corporation.

We have considered such questions of law and examined such statutes and regulations of the Province of Ontario and of Canada applicable therein as they exist on the date hereof, as we considered necessary or relevant as a basis for our opinions.

Jurisdiction and Effective Date

Our opinions herein are restricted to and based upon the laws of the Province of Ontario and the federal laws of Canada applicable therein in force on the date hereof (collectively, “Ontario Law”).

We assume no obligation to revise or supplement this opinion should Ontario Law change subsequent to the date hereof by legislative action, judicial decision or otherwise or if there is a change in any fact or facts after the date hereof.

Reliance and Assumptions

We have assumed that, in connection with the issuance of Securities pursuant to the Registration Statement:

(a)	the Corporation will have taken all necessary action to establish the definitive terms of each class or series of Securities in accordance with the Articles, By-Laws, all applicable laws, all applicable regulatory requirements, the Registration Statement, any relevant Prospectus Supplement, and, in the case of Warrants or Convertible Debt Securities, the applicable Warrant Agreement or Indenture, as the case may be;

(b)	the definitive terms of each class or series of Securities, and all agreements relating thereto including the Indentures and Warrant Agreements, will at all relevant times be consistent with the description of such Securities set out in the Registration Statement, and no Prospectus Supplement will provide for the Securities, or any agreements relating thereto including the Indentures and Warrant Agreements, to bear terms which are not consistent with, or which are exceptions to, the terms set forth in the Registration Statement;

(c)	in the case of the issuance of any Common Shares, (i) the Corporation will have taken all necessary action to authorize and approve the issuance of such Common Shares, the terms of the offering of such Common Shares including the consideration to be received by the Corporation upon the issuance thereof, and all related matters (the “Common Share Issuance Authorization”), and (ii) the Common Shares will have been issued in compliance with the Common Share Issuance Authorization, the Articles, the By-Laws, all applicable laws and all applicable regulatory requirements;

(d)	in the case of the issue of a class or series of Preferred Shares, (i) the Corporation will have taken all necessary action to authorize and approve the creation, definitive terms of and issuance of such Preferred Shares, the terms of the offering of such Preferred Shares including the consideration to be received by the Corporation upon the issuance thereof, and all related matters (the “Preferred Share Issuance Authorization”), (ii) the Corporation will have taken all necessary action to create such class or series of Preferred Shares in accordance with the Preferred Share Issuance Authorization and applicable law, including the filing of articles of amendment, and (iii) the Preferred Shares will have been issued in compliance with the Preferred Share Issuance Authorization, the Articles, the By-Laws, all applicable laws and all applicable regulatory requirements;

(e)	the provisions of each series of Preferred Shares will be consistent with the rights, privileges, restrictions and other attributes applicable to the class of Preferred Shares under the Articles;

(f)	in the case of the issuance of a class or series of Convertible Debt Securities, (i) the Corporation will have taken all necessary action to authorize and approve the creation and issuance of such class or series of Convertible Debt Securities including the definitive terms of such Convertible Debt Securities and the Indenture governing such Convertible Debt Securities, the terms of the offering of such Convertible Debt Securities including the consideration to be received by the Corporation upon the issuance thereof, and all related matters (the “Debt Issuance Authorization”), (ii) the Indenture governing such Convertible Debt Securities will have been duly authorized, executed and delivered by the Corporation, (iii) the Corporation will have taken all necessary action to create and issue such class or series of Convertible Debt Securities and create and reserve for issuance such class or series of Securities as may be issuable on the exercise of the Convertible Debt Securities in compliance with the Debt Issuance Authorization, the Articles, the By-Laws, all applicable laws and all applicable regulatory requirements, and (iv) the Convertible Debt Security Certificates representing such Convertible Debt Securities will have been duly executed, authenticated and delivered in compliance with the provisions of the applicable Indenture and the Debt Issuance Authorization, the Articles, the By-Laws, all applicable laws and all applicable regulatory requirements;

(g)

in the case of the issuance and delivery of a class or series of Warrants, (i) the Corporation will have taken all necessary action to authorize and approve the creation and issuance of such class or series of Warrants including the definitive terms of such Warrants and the Warrant Agreement governing such Warrants, the terms of the offering of such Warrants including the consideration to be received by the Corporation upon the issuance thereof, and all related matters (the “Warrant Issuance Authorization”), (ii) the Warrant Agreement governing such Warrants will have been duly authorized, executed and delivered by the Corporation, (iii) the Corporation will have taken all necessary action to create and issue such class or series of Warrants and create and reserve for issuance such class or series of Securities as may be issuable on the exercise of the Warrants in compliance with the Warrant Issuance Authorization, the Articles, the By-Laws, all applicable laws and all applicable regulatory requirements, and (iv) the Warrant Certificates representing such Warrants will have been duly executed, authenticated and delivered in compliance with the provisions of the applicable Warrant Agreement and the Warrant Issuance Authorization, the Articles, the By-Laws, all applicable laws and all applicable regulatory requirements;

(h)	(i) each party to each Warrant Agreement, Indenture, Warrant Certificate and Convertible Debt Security Certificate (the “Parties”) will be validly existing, (ii) each Party will have the capacity, power, authority and qualification to enter into and perform its obligations under each Warrant Agreement, Indenture, Warrant Certificate and Convertible Debt Security Certificate, (iii) each Warrant Agreement, Indenture, Warrant Certificate and Convertible Debt Security Certificate will be duly authorized, executed and delivered by or on behalf of each of the Parties, and (iv) that each Warrant Agreement, Indenture, Warrant Certificate and Convertible Debt Security Certificate will constitute a legal, valid and binding obligation of, and will be enforceable in accordance with the terms thereof against, each of the Parties thereto;

(i)	the execution, delivery and performance of each Warrant Agreement, Indenture, Warrant Certificate and Convertible Debt Security Certificate, the sale, issuance and delivery of Warrants and Convertible Debt Securities thereunder, and the terms of each Warrant Agreement, Indenture, Warrant Certificate, Convertible Debt Security Certificate, Warrant and Convertible Debt Security, (i) will comply with the Articles, By-Laws, all applicable laws and all applicable regulatory requirements, and (ii) will not constitute or result in a breach of or a default under, and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, and will not conflict with, the Articles, By-Laws, any applicable laws, any applicable regulatory requirements, any agreement or instrument binding upon the Corporation, or any requirements or restrictions imposed by any court or governmental body having jurisdiction over the Corporation;

(j)	the provisions of the Warrants and the Convertible Debt Securities will at all relevant times be consistent with the provisions of the relevant Warrant Agreements and Indentures;

(k)	the provisions of each Warrant Agreement and each Indenture will at all relevant times be fully consistent with the description of the Warrant Agreements and the Indentures set out in the Registration Statement and will fully, completely and accurately reflect the definitive terms of the respective Warrants and Convertible Debt Securities in accordance with the Warrant Issuance Authorization and the Debt Issuance Authorization;

(l)	each Warrant Certificate and each Convertible Debt Security Certificate will comply with the Articles, By-Laws, applicable laws, all applicable regulatory requirements and the applicable Warrant Agreement or Indenture, as the case may be, and will fully, completely and accurately reflect the provisions of the relevant Warrant Agreement or Indenture, as the case may be;

(m)	where the Registration Statement provides that the Securities, or any agreements relating thereto including the Indentures and Warrant Agreements, shall contain certain terms unless the relevant Prospectus Supplement provides otherwise, no Prospectus Supplement shall provide otherwise;

(n)	each Warrant Agreement, Indenture, Warrant Certificate and Convertible Debt Security Certificate will be governed by and interpreted in accordance with Ontario Law;

(o)	the Corporation will issue and deliver the Securities in the manner contemplated by, and within the limits as to aggregate value or aggregate principal amount set out in, the Registration Statement;

(p)	the Corporation will have received payment in full of the consideration for such Securities in money or in property or past services that are not less in value than the fair equivalent of the money that the Corporation would have received if the Securities had been issued for money as determined by the board of directors of the Corporation, all as provided for in the applicable Common Share Issuance Authorization, Preferred Share Issuance Authorization, Debt Issuance Authorization and Warrant Issuance Authorization, as the case may be;

(q)	the Corporation shall at all relevant times continue to be in existence as a corporation incorporated under the Canada Business Corporations Act and shall not have been dissolved; and

(r)	the Articles and By-Laws will remain unamended at all relevant times except as may be required in connection with any issuance of Preferred Shares.

Opinions

On the basis of the foregoing assumptions and subject to the qualifications and limitations hereinafter expressed, we are of the opinion that:

1.	the Common Shares issued pursuant to the Registration Statement will be issued as fully paid and non-assessable shares in the capital of the Corporation;

2.	the Preferred Shares issued pursuant to the Registration Statement will be issued as fully paid and non-assessable shares in the capital of the Corporation;

3.	the Convertible Debt Securities issued pursuant to the Registration Statement will constitute valid and binding obligations of the Corporation; and

4.	the Warrants issued pursuant to the Registration Statement will constitute valid and binding obligations of the Corporation.

Qualifications

The foregoing opinions are subject to the following qualifications, limitations, restrictions and exceptions:

(a)	we have not participated in the preparation of the Registration Statement and we have not reviewed the proposed form of any Prospectus Supplement, Warrant Agreement, Indenture, Warrant Certificate or Convertible Debt Security Certificate, and as a result we express no opinion with respect to the authorization, execution, delivery, legality, validity, enforceability or binding nature of any particular Indenture, Warrant Agreement, Warrant Certificate or Convertible Debt Security Certificate entered into by the Corporation or with respect to the legality, validity, enforceability or binding nature any specific provision of any such document;

(b)	the validity and binding nature of any Warrant, Convertible Debt Security, Warrant Agreement or Indenture or any judgment arising out of or in connection with any Warrant, Convertible Debt Security, Warrant Agreement or Indenture may be limited by the application of bankruptcy, insolvency, winding-up, reorganization, arrangement, moratorium or other laws relating to or affecting creditors’ rights generally and the equitable or statutory power of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture;

(c)	the validity and binding nature of any Warrant, Convertible Debt Security, Warrant Agreement or Indenture will be subject to and may be limited by general principles of equity, including the principle that the granting of equitable remedies such as specific performance and injunction is subject to the discretion of courts of competent jurisdiction, and no opinion is given as to any specific remedy that may be granted, imposed or rendered (including equitable remedies such as specific performance and injunction);

(d)	any action on any Warrant, Convertible Debt Security, Warrant Agreement or Indenture may be barred after the expiry of the applicable limitation period under applicable legislation.

Limitation

~~This opinion is intended solely for the use of the addressee hereof and is being delivered in connection with the filing of the Registration Statement described herein and must not be relied upon by any other person, including any purchaser of securities, or in connection with any other transaction, including any specific offering of securities of the Corporation, quoted from or referred to in any other documents or furnished (either in its original form or by copy) to any other party, without our prior written consent. Notwithstanding the foregoing, we~~We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act, and the rules and regulations thereunder. This opinion is being delivered in connection with the filing of the Registration Statement described herein and must not be relied upon in connection with any other matter or transaction, including any specific offering of securities of the Corporation, without our prior written consent, or quoted from or referred to in any other documents or furnished (either in its original form or by copy) to any other party.